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SEC FILE NUMBER
8-45570

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING MAR 01 2002 WASH, D.C. 365 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2001 (MM/DD/YY) AND ENDING 12-31--2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Nexcore Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5850 Oberlin Drive, Suite 215
(No. and Street)

San Diego , CA 92121
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay S. Potter 858-658-9800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Feitelberg & Company
(Name — *if individual, state last, first, middle name*)

11999 San Vicente Blvd., Suite#300, Los Angeles, CA 90049
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

3/21/02

OATH OR AFFIRMATION

I, Jay S. Potter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nexcore Capital, Inc., as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

ELIZABETH HANCUFF
Commission # 1321546
Notary Public - California
San Diego County
My Comm. Expires Sep 21, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X Independent Auditor's Report on Internal Accounting Control
- X Statement of Cash Flow

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

11999
San Vicente Boulevard
Suite 300
Los Angeles
California 90049-5042

Telephone 310.476.3828
Facsimile 310.476.2651

Feitelberg & Company

Certified Public Accountants

Board of Directors and Shareholders
Nexcore Capital, Inc.
San Diego, California

We have audited the financial statements of Nexcore Capital, Inc., for the year ended December 31, 2001, and have issued our report thereon dated February 12, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Nexcore Capital, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in mailing the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements of prompt payment for securities under section 8 of regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Nexcore Capital, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Feitelberg & Company

February 12, 2002

NEXCORE CAPITAL, INC.

Financial Statements
for the Years ended
December 31, 2001 and 2000
and
Independent Auditors' Report

11999
San Vicente Boulevard
Suite 300
Los Angeles
California 90049-5042

Telephone 310.476.3828
Facsimile 310.476.2651

Feitelberg & Company

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Nexcore Capital, Inc.
San Diego, California

We have audited the accompanying balance sheets of Nexcore Capital, Inc. (the Company), as of December 31, 2001 and 2000 and the related statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nexcore Capital, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Feitelberg & Company

February 12, 2002

NEXCORE CAPITAL, INC.
BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Cash	$ 37,681	$ 47,906
Commissions receivable	6,340	42,769
Marketable securities - market value	9,035	17,100
Prepaid expenses	9,954	6,545
Deposits with clearing organization	2,500	2,500
Advances to employees	3,149	5,500
Due from affiliates (Note 6)	3,909	673
Due from brokers		5,477
Total Current Assets	72,568	128,470
Computer equipment, net of accumulated depreciation of $ 760 (2000) (Note 5)		4,943
Total Assets	$ 72,568	$ 133,413

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

LIABILITIES AND SHAREHOLDERS' EQUITY

	2001	2000
Accounts payable	$ 587	$ 9,266
Accrued expenses		4,500
Due to affiliates (Note 6)	21,350	1,250
Payroll taxes payable	723	1,136
Deferred income taxes payable (Note 4)	6,690	5,909
Income taxes payable (Note 4)	1,466	
Commissions payable	8,054	28,708
Medical premiums payable		172
Total Current Liabilities	38,870	50,941
Subordinated notes payable to shareholders (Note 8)		54,000
Total Liabilities	38,870	104,941
Common stock, 10,000 shares authorized, issued and outstanding	27,750	27,750
Additional paid-in capital	24,200	24,200
Accumulated deficit	(18,252)	(23,478)
Total Shareholders' Equity (Note 3)	33,698	28,472
Total Liabilities and Shareholders' Equity	$ 72,568	$ 133,413

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenues:		
Commission income	$ 900,936	$ 1,060,157
Trade ticket charges	32,442	246,918
Due diligence	197,272	51,240
Underwriting fees	117,225	
Other income	3,300	3,357
Financial advisory fee (Note 6)		1,500
Interest income	1,038	716
	1,252,213	1,363,888
Operating Expenses:		
Commission expense	638,369	764,916
Administrative fees (Note 6)	107,020	63,395
Accounting costs (Note 6)	77,350	10,500
Outside services (Note 6)	37,353	1,868
Payroll taxes	32,390	31,041
Telephone (Note 6)	34,049	24,297
Postage (Note 6)	31,320	15,151
Management fees (Note 6)	31,244	
Clearing expenses	29,616	223,006
Legal settlement	21,000	4,500
Office payroll	21,315	71,821
Data access fees	24,346	50,922
Promotional (Note 6)	18,635	2,423
Miscellaneous	16,119	1,503
Rent (Note 6)	8,400	
Unrealized gain/loss on securities	8,065	17,325
Registration	14,298	9,617
Travel	2,115	8,007
Legal fees	10,989	6,453
Professional fees (Note 6)	15,680	6,500
Professional fees - accounting	6,000	5,873
Insurance	6,854	4,269
Seminars	3,710	4,222
Arbitration fees	7,651	2,050
Printing (Note 6)	9,863	1,568
Taxes & licenses	442	1,079

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(Continued)

	2001	2000
Office supplies (Note 6)	$ 9,338	$ 875
Transactional losses on securities sales		16,265
Gain/loss on sale of securities		7,354
Dues and subscriptions	2,188	844
Depreciation	2,620	760
Entertainment	2,147	
Recruiting costs	195	500
Penalties	1	372
NASD fees	1,380	
Janitorial (Note 6)	520	
Equipment rental and maintenance	670	
Finance charges	436	
Interest expense	62	22
Office expense	150	
Bank charges	381	89
	1,234,281	1,359,537
Income before provision for income taxes	17,932	4,351
Provision for income taxes (Note 4)	12,706	6,254
Net (loss) income	$ 5,226	($ 1,903)
Earnings (loss) per share of common stock (Note 7)	$ 0.52	($ 0.19)

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Additional Paid-In Capital	Accumulated Deficit
Balance at January 1, 2000	$ 27,750	$ 24,200	($ 21,575)
Net loss			(1,903)
Balance at December 31, 2000	$ 27,750	$ 24,200	($ 23,478)
Net income			5,226
Balance at December 31, 2001	$ 27,750	$ 24,200	$ 18,252

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
Increase (Decrease) in Cash

	2001	2000
Cash flows from operating activities:		
Net income (loss)	$ 5,226	($ 1,903)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	2,620	760
Loss on sale of marketable securities		7,354
Unrealized loss on sale of marketable securities	8,065	17,325
(Increase) decrease in:		
Commissions receivable	36,429	14,397
Advances to employees	2,351	(5,500)
Due from brokers	5,477	(5,477)
Due from affiliates	(3,236)	(673)
Prepaid expenses	(3,409)	(328)
Miscellaneous receivable		500
Increase (decrease) in:		
Accounts payable	(8,679)	4,338
Accrued expenses	(4,500)	4,500
Due to affiliates	20,100	1,250
Due to clearing organization		(803)
Payroll taxes payable	(413)	(1,903)
Medical premiums payable	(172)	172
Deferred income taxes payable	781	5,909
Income taxes payable	1,466	
Commissions payable	(20,654)	(17,946)
Total adjustments	36,226	23,875
Net cash provided by operating activities	41,452	21,972

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
Increase (Decrease) in Cash

	2001	2000
Cash flows from investing activities:		
Purchase of computer equipment	(16,527)	(5,703)
Proceeds from sale of computer equipment	18,850	
Purchase of marketable securities		(206,284)
Proceeds from sale of marketable securities		164,505
Net cash provided by (used in) investing activities	2,323	(47,482)
Cash flows from financing activities:		
Payoff of shareholder loans	($ 54,000)	$
Net cash used in financing activities	(54,000)	
Net decrease in cash	(10,225)	(25,510)
Cash at beginning of period	47,906	73,416
Cash at end of period	$ 37,681	$ 47,906

Supplemental disclosure of cash flow information:

Taxes paid during the year	$ 14,900	$ 800

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

Note 1 - Organization and Operations

Nexcore Capital, Inc. (the Company) was incorporated on July 19, 1989 to engage in general securities brokerage and as a dealer in direct participation of private placements. The Company became effective with the NASD on February 2, 1994. On September 30, 1996, the Company's controlling interest was purchased and its corporate name changed from Metropol, Inc. to Nexcore Capital, Inc.

Note 2 - Significant Accounting Policies

Commissions - Commission income is recorded on a trade date basis.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined on the difference between the financial statement and the tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income taxable for federal and California income tax reporting purposes.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents - The Company considers all cash amounts due from depository institutions, interest-bearing deposits in banks and money market accounts to be cash equivalents.

Property and Equipment - Property and equipment are carried at cost, less accumulated depreciation. Equipment are depreciated using the straight-line method over the estimated useful lives of the assets.

Comprehensive Income - Effective January 1, 2000, the Company adopted SFAS No. 130 "Reporting Comprehensive Income." The statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income to be disclosed in the financial statements. Comprehensive income is defined as the change in equity during a period from transactions and other events from non-owner sources. For the years ended December 31, 2001 and 2000, the Company had no items required to be recognized under accounting standards as components of comprehensive income.

Note 2 - Significant Accounting Policies (continued)

Accounting for Derivative Instruments and Hedging Activities: Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) and Statement of Financial Accounting Standards No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (SFAS 138). The new standards require companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the value of these derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company does not currently engage in derivative trading or hedging activity thus adoption of SFAS 133 and SFAS 138 had no impact on operating results or financial position.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001 and 2000, the Company had net capital of $ 15,000 and $ 62,527, respectively, which was $ 10,000 and $ 12,527 in excess of its required capital of $ 5,000 for 2001 and $50,000 for 2000.

Note 4 - Income Taxes

The provision for income tax for the years ended December 31, 2001 and 2000 consisted of the following:

	2001			2000		
	Federal	State	Total	Federal	State	Total
Current:	$ 3,482	$ 2,534	$ 6,016	$ 3,632	$ 1,063	$ 4,695
Deferred taxes	5,295	1,395	6,690	3,908	2,001	5,909
	8,777	3,929	12,706	7,540	3,064	10,604
Net Operating Loss Carryforward	( )	( )	( )	(4,350)	( )	(4,350)
	$ 8,777	$ 3,929	$12,706	$ 3,190	$ 3,064	$ 6,254

Note 5 - Computers & Equipment

The schedule of computers & equipment is as follows:

	2001	2000
Computer equipment	$ -	$ 3,144
Other equipment		2,559
Cost		5,703
Accumulated depreciation	( )	(760)
Net Book Value	$ -	$ 4,943

Depreciation expense for the years ended December 31, 2001 and 2000 was $2,620 and $ 760, respectively. On October 31, 2001, all of the computers and equipment owned by the Company were sold for the total net book value of $18,850 to Integra Management, Inc., a related company owned by the principal shareholders of Nexcore. No gain or loss was recognized on the sale.

Note 6 - Related party transactions

Payments for telephone, rental and other overhead expenses were made by related entities, Fulcrum Enterprises, a California corporation, Integra Management, Inc., a California corporation and Continental Pacific Petroleum, a Delaware corporation, owned by the shareholders of Nexcore Capital, Inc. The Company expensed or accrued payments to Integra Management, Inc. for various expenses as follows:

	2001	2000
Administration fees	$ 107,020	$ 40,295
Accounting fees	77,350	10,500
Management fees	31,244	
Telephone	34,384	24,226
Postage	31,097	6,027
Printing	9,863	
Office supplies	8,861	
Rent	8,400	
Temp services	7,563	1,868
Express mail services		8,520
Promotions	1,352	
Equipment rental	670	
Janitorial	520	
Recruiting		500
Total	$ 318,324	$ 91,936

Note 6 - Related party transactions (continued)

As of December 31, 2001, the Company owed Integra $21,350 in unpaid reimbursements for expenses.

In addition under the terms of a private placement memorandum for a related company, Puronyx, Inc., Integra was entitled to receive an administrative fee reimbursement for up to 2 % of the funds raised by Nexcore for Puronyx. Nexcore paid Integra Management, Inc. $29,790 and $23,100 during 2001 and 2000, respectively, for this administrative fee reimbursement.

Due diligence fees and underwriting fees received from various related entities were as follows:

	2001	2000
Sterling Energy Resources, Inc.	$ 293,062	$ -
Swift Funding, Inc.	1,125	28,215
Vcap Investments		23,025
FiCore Funding, Inc.	20,310	
Total	$ 314,497	$ 51,240

As of December 31, 2001, $3,909 in due diligence and underwriting fees were owed to the Company from these related entities.

In 2000, the Company received $1,500 from Swift Funding, Inc. (now called FiCore Funding, Inc.) for financial advisory services. The company paid to the former President of Metropol, Inc. a total of $15,000 and $6,500 in 2001 and 2000, respectively, for services rendered as a financial consultant. As of December 31, 2000, the Company owed $1,250 in commissions to Swift Funding, Inc. due to a refund made to any investor. In connection with this refund, Integra Management, Inc. owed the Company $673 in administrative fees at December 31, 2000.

Note 7 - (Loss) earnings per Share

Earnings (loss) per share of common stock was computed by dividing net income (loss) by the weighted average of common shares outstanding for the years ended December 31, 2001 and 2000 (10,000 shares). There were no dividends paid during 2001 and 2000.

Note 8 - Subordinated Debt from Shareholders

On October 25, 1999, the shareholders of the Company executed unsecured subordinated debt agreements between each shareholder and the Company with the terms as follows:

Shareholder	Amount	Maturity	Interest Rate
Jay S. Potter	$ 13,500	Oct. 31, 2002	0 %
SDR, LLC	$ 13,500	Oct. 31, 2001	0 %
Peter M. Stern	$ 13,500	Oct. 31, 2001	0 %
Dennis E. Beeby	$ 13,500	Oct. 31, 2001	0 %
	$ 54,000		

On October 11, 2001, the Company paid off all unsecured subordinated debt owed to the shareholders.

SCHEDULE I

NEXCORE CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

NET CAPITAL:	
Total shareholders' equity	$ 33,698
Less: Non-allowable assets	
Prepaid expenses	9,954
Advances to employees	3,149
Due from affiliates	3,909
Gross profit on commissions receivable	1,686
Total shareholders' equity qualified for net capital	$ 15,000
AGGREGATE INDEBTEDNESS:	
Items included in balance sheet	
Accounts payable	587
Due to affiliates	21,350
Income taxes payable	1,466
Payroll taxes payable	723
Deferred income taxes payable	6,690
Commissions payable	$ 8,054
Total Aggregate indebtedness	$ 38,870
Aggregate indebtedness to net capital	2.59 to 1.00
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	
6 2/3 % of aggregate indebtedness	$ 2,591
Minimum dollar net capital required	5,000
Net capital required (greater of above amounts)	5,000
Net capital in excess of minimum requirement	$ 10,000

SCHEDULE I

NEXCORE CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001
(Continued)

RECONCILIATION WITH COMPANY'S COMPUTATION:

(included in Part II of Form X-17A-5 as of December 31, 2001)
Net capital, as reported in Company's Part II (Unaudited)

FOCUS report	$ 22,627
Net audit adjustments	(7,627)
Net capital per above	$ 15,000